Exhibit 99.2

Elbit Imaging Ltd.
Operating and Financial Review and Prospects

In this document, all references to "Elbit," the “Company,” “our,” “we” or “us,” are to Elbit Imaging Ltd. and its consolidated subsidiaries.

All references to “$” or "U.S. dollar," are to United States dollars and all references to "NIS" are to new Israeli shekel.

This report on form 6-k contains "forward-looking statements,” within the meaning of section 27a of the securities act of 1933, as amended (the “securities act”), and section 21e of the securities exchange act of 1934, as amended (the "exchange act"). Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management about the Company’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth under item 3.d of our annual report on form 20-f for the fiscal year ended December 31, 2009, under the caption “risk factors” and in our registration statement on form f-3 filed with the securities and exchange commission on February 9, 2011, as well as those discussed elsewhere in our other filings with the securities and exchange commission. Any forward-looking statements contained in this report on form 6-k speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010, and accompanying notes thereto, which were filed with the sec on a report on form 6-k on April 18, 2011.

Overview

We operate in the following principal fields of business:

•
Commercial and entertainment centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in central and eastern Europe ("CEE") and in India;

•	U.S. real property - investment in commercial real property in the united states;

•	Hotels - hotel operation and management, primarily in major European cities;

•
Medical industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•
Residential projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in eastern Europe;

•	Fashion apparel - Distribution and marketing of fashion apparel and accessories in Israel; and

•
Other activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. Due to recent conditions of the global economy, the Company currently decided to suspend its investment activities in hospitals and farm and dairy plants in India, until the economy will be recovered sufficiently to resume such activities

Our revenues from the sale of real estate and trading property are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

Our functional currency is NIS. Our consolidated financial statements are also presented in NIS. Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our financial statements.

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million.

The following acquisitions and other activities affected our operational results for 2008, 2009, 2010 and 2011 (to date) and may continue to affect our operational results in the coming years.

Overview (cont.)

2011

•
In March 2011, we entered into a standby equity purchase agreement ("SEPA") with Ya Global Master Spv Ltd. ("Ya Global"), a fund managed by U.S.-based Yorkville advisors. The SEPA provides that, upon the terms and subject to the conditions set forth therein, Ya Global is committed, upon our request, to purchase up to $50 million of our ordinary shares in multiple tranches over a commitment period of three years. In addition to the SEPA, we also signed a senior ranked note, pursuant to which we intend to borrow $10 million from Ya Global, which will mature on October 24, 2011. The loan amount is included in the $50 million SEPA amount and may be repaid in cash or in shares by draw downs from the SEPA.

•
In March 2011, EPN GP LLC ("EPN") made an off-market takeover bid to acquire all of the outstanding units of EDT retail trust (formerly macquarie ddr trust) ("EDT"), a trust traded on the australian stock exchange. EPN's unconditional offer is to buy for cash all outstanding units of EDT that EPN's affiliate does not already own (approximately 52%), for aud 0.078 per EDT unit. The total consideration, which will be paid by EPN, assuming the bid is fully tendered, is approximately $190 million (approximately NIS674 million).

•
In March, 2011, we announced that we intends to offer shares and options of Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli Company traded on the tase ("Elbit Medical") in a public offering on the Tel Aviv Stock Exchange.

•
In March 2011, we entered into a new financing agreement with an Israeli bank in the amount of $70 million( approximately NIS 252 million), replacing the previous financing agreement. The new agreement is for a 6-year term  and  bears interest at a rate of Libor + 3.8% per annum. As security for this facility, we have pledged to the Israeli bank (i) an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares, which will be subject to a 70% loan to value mechanism on PC's shares; and (ii) all of our holdings in Elbit trade & retail ltd.

•
In March 2011, we issued additional unsecured non-convertible series d notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million (approximately $27 million) for gross proceeds of approximately NIS 108 million (approximately $30 million).

•
On February 9, 2011, we filed a shelf registration statement on form f-3 with the sec, pursuant to which we may offer and sell from time to time, a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

•
In January 2011, our 62.4% held subsidiary, Plaza Centers N.V. (lse: Plaz) (wse: Plaz/Plazacntr) (“PC") issued additional series a and b notes for an aggregate consideration of approximately NIS 300 million.

Overview  (cont.)

2010

•
On December 31, 2010, we sold to park plaza hotels limited ("park plaza"), a public Company whose shares are listed for trade on the alternative investment market of the London stock exchange, all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million (approximately $34 million), representing a total estimated asset value for the hotels of £230 million (approximately $370 million). The consideration is being paid in a combination of loans, an issuance of shares of park plaza and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and park plaza and were managed by park plaza.

•
On December 29, 2010, EPN Investment Management LLC ("EPN management") signed an agreement to purchase seven retail shopping centers located in the states of Georgia, Oregon and Florida from certain affiliates of charter hall retail reit. The purchaser of these properties will be a new joint venture entity in which each of Elbit Plaza USA, L.P. ("Elbit Plaza USA") and Eastgate Property LLC ("Eastgate") or their respective affiliates will hold a 43.3% ownership interest and the remaining 13.4% ownership interest will be held by the Fund. This transaction has not yet closed.

•
On November 29, 2010, we completed a refinancing of three of our jointly controlled hotels in London - the park plaza riverbank, the Park Plaza Victoria and the Park Plaza Sherlock Holmes. The refinancing involves 5-year term facilities totaling £165 million (approximately $259 million) with Aareal Bank Ag, maturing in November 2015. The hotels were previously financed by a £195 million (approximately $306 million) facility (with £181.9 million outstanding, or approximately $285.5 million) from Goldman Sachs International, which was due in March 2011. In addition to the new facilities, park plaza and us provided an equity injection of £16.6 million (approximately $26 million) of which £7.7 million (approximately $12 million) was provided by us, in order to enable the borrowers to repay the balance of the amount that was outstanding to Goldman Sachs. Park plaza and us severally guaranteed certain of the borrowers’ obligations, plus interest in a total amount of £25.8 million (approximately $40.5 million), of which our share amounts to £11.9 million (approximately $18.6 million). The facilities are non-recourse to us or any other Company affiliated to us, other than the borrowers and their subsidiaries. For details regarding the sale of these hotels to park plaza at the end of 2010, see above.

•
On November 24, 2010, we closed a transaction to restructure our holdings in the medical companies Insightec Ltd. ("Insightec") and Gamida Cell Ltd. ("Gamida"), under Elbit Medical. In consideration for our shares of Insightec representing 69.3% of Insightec's outstanding share capital and our shares of Gamida representing 31.6% of Gamida's outstanding share capital, we were issued shares of Elbit Medical representing a 90% interest in Elbit Medical and were granted options at zero exercise price to acquire shares of Elbit Medical which together with the shares issued represented shareholding of 97.9% in Elbit Medical, on a fully diluted basis. On December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million), all at a pre-money valuation of Elbit Medical of NIS 800 million (approximately $202 million). Following the completion of this private placement, we hold 93.4% of Elbit Medical's share capital (on a fully diluted basis).

•
On November 24, 2010, we completed a private placement of NIS 35 million (approximately $10 million) principal amount of our series d notes as an expansion to the existing series d notes traded on the TASE.

Overview  (cont.)

2010 (cont.)

•
In November, 2010, PC announced the completion of the first tranche of a bond offering to polish institutional investors. PC raised an amount of pln 60 million (approximately $21 million) from the bond offering with a three year maturity bearing an interest rate of six month polish wibor plus a margin of 4.5%.

•
On July 22, 2010, Elbit Plaza India Real Estate Holdings Limited (“EPI”) entered into a new framework agreement with respect to the bangalore project, due to changes in the market conditions and to new commercial understandings between EPI and the third party seller of the project, pertaining, inter alia, to the joint development of the project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the project.

Under the new framework agreement, the scope of the new project will be decreased in the first phase to approximately 165 acres instead of the original 440 acres and the third party seller undertook to complete the acquisitions of the additional land in order to obtain the rights over all 165 acres of the project. The first phase of the project will consist of exclusive plotted housing units such as villas and row-houses and ancillary amenities such as club houses, swimming pools and sport facilities. Neither EPI nor its wholly owned Indian subsidiary (the "SPV") will be required to pay any additional amounts in respect of the land acquisitions or with respect to the project. The project will be executed jointly by the third party seller and the SPV. The seller (or any of its affiliates) will also serve as the general contractor and marketing manager of the project. The seller is also committed to minimum sale prices, maximum construction costs and a detailed timeline and budget with respect to the development of the project.

We will receive distributions of approximately 70% of the profits from the project (including from any sale by the seller or any transaction with respect to the original land which does not form part of the 165 acres), until EPI achieves a return on its investment in the amount of INR 5,780 million (approximately $124.4 million) plus an internal return rate ("IRR") of 20% per annum calculated from September 30, 2009. Following this date, EPI will not be entitled to receive any additional profits from the project and it will transfer the entire shareholdings in the SPV to the seller for no consideration. The seller also has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s investment plus an IRR of 20% per annum calculated on the relevant date.

The new framework agreement will enter into effect upon execution of certain ancillary agreements described therein. The original framework agreement may be reinstated upon the occurrence of certain events as specified in the new framework agreement.

•
In August 2010, we sold 15,000,000 ordinary shares of PC to a polish institutional investor, for an aggregate consideration of approximately NIS 98 million (approximately $26 million). Following this transaction, we currently own approximately 62.4% of PC's outstanding shares.

•
In 2010 we issued additional unsecured non-convertible series g notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million (approximately $130 million) for gross proceeds of approximately NIS 459 million (approximately $129 million).

Overview  (cont.)

2010 (cont.)

•
In June 2010, EPN completed an investment of approximately $116 million in EDT. Following the completion of the transaction, EPN is EDT's largest unit holder, holding an approximate 48% ownership interest in EDT. EPN also paid approximately $3 million for the acquisition of a 50% interest in EDT retail management LLC (the "U.S. Manager"). The U.S. manager's wholly owned subsidiary, EDT retail management limited, serves as the "responsible entity" of EDT, which means that it is responsible for the day-to-day management of EDT, including its investments and investment strategy, management and financing. Developers diversified realty corporation, an ohio corporation specializing in real estate investments and assets management ("ddr"), is the 50% co-owner of the U.S. manager and serves as the property manager for EDT’s assets. EPN has the right to appoint the majority of the responsible entity's board members. EDT currently owns and manages two U.S. reit portfolios (EPN US Trust Inc. ("Reit I") and EPN us trust inc. ("Reit II")) with 41 operating retail properties in Reit I and 7 operating retail properties in Reit II, which altogether total approximately 10.9 million square feet of leasable area with a leased rate of approximately 88.8%. The portfolios consist mainly of community shopping centers throughout major regions of the united states, with assets located in 20 states.

•
In June 2010, EPN Real Estate Fund, LP (the "Fund") raised $31 million in capital commitments from Menora Mivtachim Insurance ltd. ("Menora") and certain of its affiliates. Menora's commitment currently represents a 13.4% interest in our U.S. investment platform, through its 99.8% holding in the Fund. The first investment vehicle of the U.S. investment platform is EPN, in which Elbit Plaza USA and Eastgate each hold a 43.3% ownership interest, and the remaining 13.4% ownership interest is held by the Fund.

•
In April 2010, we, together with park plaza, acquired the Holiday Inn Schiphol hotel located near the Amsterdam Schiphol airport, for a purchase price of €30 million (approximately $40 million). The hotel is intended to operate under the "park plaza" brand name.

•
On February 9, 2010, Elbit Plaza USA entered into the framework and co-investment agreement with Eastgate. Under the agreement, each party committed to invest $100 million (for a combined total of $200 million) in a U.S. investment platform. The parties established the Fund as a U.S. real estate investment fund, to seek third party investors to co-invest with them in investments in the U.S. retail and commercial real estate sectors. The agreement provides that the parties will identify and locate potential investments during a two-year period in which they will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the acquired assets or holdings them until the end of the term of the Fund, which is intended within a five-to-seven-year period of the initial closing of the Fund.

•
Between January and March 2010, PC issued additional unsecured non-convertible series b notes to investors in Israel in an aggregate principal amount of approximately NIS 308 million (approximately $81.6 million) for gross proceeds of approximately NIS 330 million (approximately $87.4 million).

•	During 2010 we opened 4 additional gap store in Israel. Our aggregate investment in such stores totaled approximately NIS 21 million (approximately $6 million).

•	In 2010 PC completed the development of two shopping centers, Zgorzelec Plaza and Suwalki Plaza, both in Poland, and opened them to the public.

Overview  (cont.)

2009

•
In 2009 we issued additional unsecured non-convertible series f notes to investors in Israel in an aggregate principal amount of approximately NIS 141.6 million for gross proceeds of approximately NIS 155.1 million.

•	In 2009 we issued series 1 convertible notes to investors in Israel in an aggregate principal amount of approximately NIS 112 million for net proceeds of approximately NIS 118.8 million.

•
In 2009 PC issued additional unsecured non-convertible series b notes to investors in Israel in an aggregate principal amount of approximately NIS 144.5 million for net proceeds of approximately NIS 152 million.

•
On October 9, 2009, we sold 4,794,292 ordinary shares of PC to a number of polish institutional investors, for an aggregate consideration of approximately £6.7 million. As result of this transaction, we generated a net cash flow of approximately £3.8 million. In addition, PC sold 14,500,000 of its shares to such polish institutional investors, for an aggregate consideration of approximately £20.5 million.  As a result of this transaction, PC generated a net cash flow of approximately £12.8 million. These shares were originally purchased by PC as part of its share repurchase program announced in October 2008 which was executed between October 2008 and January 2009.

•
On June 19, 2009, we completed a private placement of approximately $7.6 million principal amount of our series a notes. These notes mature in 2014, are linked to the Israeli consumer price index and make semi-annual payments of principal and interest at the rate of 6% per annum, linked to the Israeli consumer price index. The notes were approved for listing on the tase, but initial re-sales are restricted by applicable securities laws until June 2011.

•
During 2009, we invested an aggregate amount of $15 million in Insightec, for which we were issued series b preferred shares of Insightec. In addition, all the outstanding series a preferred shares of Insightec were converted into series b preferred shares, all convertible notes of Insightec were converted into series b preferred shares and all contingent warrants granted by Insightec were converted into ordinary shares.

•	In February 2009, Elbit trade & retail ltd. Signed a franchise agreement with gap inc. To open and operate gap and banana republic stores in Israel.

•	During 2009 we opened one additional g-star store and one gap store. Our aggregate investment in such stores totaled approximately NIS 8 million.

•	In 2009 PC completed the development of two shopping centers, the Liberec Plaza in the Czech republic and the Riga Plaza in Latvia, and opened them to the public.

•	During 2009 we invested an aggregate of $1.5 million in our venture capital companies.

Overview  (cont.)

2008

•
In 2008 PC issued additional unsecured non-convertible series b notes to investors in Israel in an aggregate principal amount of approximately NIS 798.5 million. These series b notes were listed for trade on the tase and bear annual interest of 5.4%. In addition, in 2008 PC executed several cross currency interest rate swap transactions with Israeli banks in the total principal amount equal to the amount of the series b notes.

•
In 2008, we opened our 424 room Radisson Blu Bucharest hotel, in Bucharest, Romania. Our Radisson Blu Bucharest hotel is an integrated part of our Centerville complex. The hotel is managed by the Rezidor hotel group under the “Radisson Blu” brand name. During 2008 and through the opening of the Radisson Blu Bucharest hotel, we have invested in this project a total of €20 million.

•
During 2008 the Radisson Blu Astrid Antwerp hotel renovated its third floor to include 19 brand-new luxury apartment suites. Our investment in such renovation costs, including the rebranding of the hotel under the “Radisson Blu” brand, totaled €10 million.

•
In November 2008, PC bought the 50% interest of its joint venture partner in its Koregaon park development, for a total consideration of approximately $20 million, which includes all of the cost invested by such partner.

•
In October 2008, we and PC commenced a share repurchase scheme of PC’s shares, through a series of on market purchases. As of December 31, 2008, we purchased PC’s shares for an amount of approximately €0.12 million and PC repurchased its shares for an amount of approximately €5.5 million.

•
In August 2008, we signed a joint venture agreement with PC, for the development of mixed-use projects in India. Under the agreement, PC acquired from us a 47.5% stake in our subsidiary EPI. Consideration for the 47.5% acquisition was approximately $126 million, reflecting 50% of loans and financing invested by us in respect of three mixed-use projects in India.

•
In July 2008, PC completed the handover of Plzen Plaza to Klepierre sa, a leading French property group (“Klepierre”). Plzen Plaza shopping and entertainment center is located in the city of Plzen, the Czech republic, and was pre-sold to Klepierre in 2005. The asset value of the Plzen Plaza amounted to approximately €61.4 million and the cash consideration paid to PC amounted to €54.6 million.

•
In may 2008, the dream island consortium won, via a competitive tender, the first ever major casino license to be awarded in Hungary for its planned entertainment and mixed-use dream island project, intended to be developed in central Budapest. The exclusive casino license has been granted for 20 years from the date of opening of the casino, with a ten-year extension option, during which time no further major casino licenses will be granted by the hungarian government in the area of budapest. The grant of this license will enable the consortium to commence construction of this major mixed-use project.

•
In March 2008, we entered into definitive agreements with one of the leading developers in Bangalore, India, for the joint development of the Bangalore project. During 2008 we paid an amount of INR 284.8 million in consideration of a 50% share of the first 54 acres, and an amount of INR 2,536 million as an interest bearing advance payment on account of future acquisition of 50% of the next 51.6 acres, and all in addition to amounts paid in respect of this project in 2007.

Overview  (cont.)

2008 (cont.)

•
In January 2008, PC entered into a joint venture partnership with bas to develop residential and office projects in Romania. The newly established Company, plaza-bas b.v. acquired the shares currently held by bas in seven residential and office development projects. Plaza bas is 50.1% owned by PC and the remaining 49.9% is owned by bas.

•
In January 2008, we acquired the park inn hotel in Antwerp, Belgium, for a purchase price (including certain acquisition expenses) of €4.7 million. During 2008 we completed the renovation and refurbishing of the hotel and in December 2008 it commenced its operation under the “park inn” brand name. Our additional investment in the renovation and refurbishing of the park inn hotel totaled €5.3 million (approximately $7.4 million).

•	During 2008, we opened seven additional Mango stores and one additional g-star store. Our aggregate investment in such stores totaled approximately NIS 22.5 million (approximately $6 million).

•	During 2008, we invested an aggregate of $1.6 million in our venture capital companies.

•	In 2008 we acquired an airplane to serve for our Indian operations. Acquisition costs amounted to $13.7 million.

Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single - step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's shopping and entertainment centers is to dispose of shopping and entertainment centers upon completion, subject to certain exceptions. Therefore, PC's shopping and entertainment centers are presented within current assets as trading property and our revenues from these shopping and entertainment centers are mainly derived from their disposal to third parties.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

Our policy for commercial centers in the united states is to hold and to generate gain profit from rental of spaces in such commercial centers. If market conditions will be favorable we may sell from time to time part of these assets and generated capital gains from such sale. These assets are presented at fair value in our consolidated financial statements and the changes in the fair value are charged directly to the profit and loss account.

Until we became the controlling unit holder of EDT, which holds commercial real properties in the united states, we accounted for investment property at cost less accumulated depreciation and impairment. We believe that transferring to the fair value model is more appropriate due to the closing of the EDT transaction mentioned above which resulted in us including substantial yielding properties in our annual consolidated financial statements for the first time. We believe that this treatment is more consistent with the accounting treatment in the yielding assets industry.

The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (our reporting and functional currency). We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

Operating Results (cont.)

Translation of statements of income of foreign operations (cont.)

The following table presents our statements of income for each of the three years ended December 31, 2010, 2009 and 2008:

	December 31
	2010	2009	2008	2010
				Convenience
				Translation (note 2d)
	(in thousand NIS)			Us$'000
	(except for per-share data)
Revenues and gains
Gain from bargain purchase	397,082	-	-	111,886
Gain from sale of real estate assets	198,777	-	-	56,009
Gain from changes of shareholding in subsidiaries	-	31,106	49,122	-
Commercial centers	102,895	85,466	524,163	28,993
Gain from fair value adjustment of investment property	40,226	(*) 3,423	-	11,334
Investment property rental income	122,462	-	-	34,506
Hotels operations and management	403,822	396,736	384,220	113,785
Sale of medical systems	33,631	61,683	38,076	9,476
Sale of fashion merchandise and other	174,817	118,386	102,736	49,258
	1,473,712	696,800	1,098,317	415,247
Expenses and losses
Commercial centers	156,745	(**) 169,253	(**) 431,667	44,166
Investment property expenses	50,571	-	-	14,249
Hotels operations and management	341,291	353,229	(*) 355,049	96,165
Cost and expenses of medical systems operation	63,973	67,403	55,469	18,026
Cost of fashion merchandise and other	197,574	134,142	118,040	55,670
Research and development expenses	58,514	73,959	68,759	16,488
General and administrative expenses	65,292	66,153	54,944	18,397
Share in losses of associates, net	8,275	14,039	12,952	2,332
Financial expenses	364,030	283,546	296,527	102,061
Financial income	(40,927)	(92,725)	(135,278)	(11,532)
Change in fair value of financial instruments measured at fair value through profit and loss	49,666	70,703	(225,244)	14,506
Impairments, charges and other expenses, net	84,664	260,225	68,797	23,855
	1,399,668	1,399,926	1,101,682	394,383

Profit (loss) before income taxes	74,044	(703,126)	(3,365)	20,864
Income taxes (tax benefit)	4,920	(35,571)	24,736	1,388

Profit (loss) from continuing operations	69,124	(667,554)	(28,101)	19,476
Profit from discontinued operation, net	4,401	16,550	4,934	1,240

Profit (loss) for the year	73,525	(651,005)	(23,167)	20,716

Attributable to:
Equity holders of the Company	61,998	(530,942)	(103,170)	17,469
Non-controlling interest	11,527	(120,063)	80,003	3,247
	73,525	(651,005)	(23,167)	20,716

Earnings per share - (in NIS)
Basic earnings per share:
from continuing operation	2.28	(21.51)	(4.25)	0.64
from discontinued operation	0.17	0.65	0.19	0.05
	2.45	(20.86)	(4.05)	0.69
Diluted earnings per share:
from continuing operation	1.96	(21.53)	(4.30)	0.55
from discontinued operation	0.17	0.65	0.19	0.05
	2.13	(20.88)	(4.11)	0.60
_________________
(*)	retrospective application of accounting policy for classification of leases of land.
(**)	change in accounting policy of measurement of investment property.

2010 compared to 2009

Revenues and Gains

Total revenues and gains increased to NIS 1,474 million ($415 million) in 2010 compared to NIS 697 million in 2009. Set forth below is an analysis of our revenues and gains:

(I)
Gain from a "bargain purchase" of EDT in the amount of NIS 397 million ($112 million), executed by EPN, which is 43% held by Elbit Plaza USA. The gain was recorded as a result of the acquisition of a 48% stake in EDT in June 2010.such gain represents the difference between the fair value of the net identifiable assets of EDT and the aggregate value of consideration paid.

(II)	Gain from the sale of our three hotels in london, u.k., in the amount of NIS 199 million ($56 million), executed in December 2010.

(III)	Changes in our shareholdings in our subsidiaries in 2010 amounted to nil compared to NIS 31 million in 2009. The gain in 2009 is attributable to the following transactions:

(i)
at the end of 2008 and the beginning of 2009, we and PC purchased PC's shares from PC’s minority shareholders. As result of these transactions, we recorded in 2008 and 2009 gains from the increase in shareholding of PC in the amount of NIS 49.1 million and NIS 63.6 million, respectively. In the fourth quarter of 2009, we and PC sold the shares and as a result we recorded a loss of NIS 44 million, which offset part of the gain we recorded in the beginning of 2009; and

(ii)
in March 2009, we and the minority shareholders of Insightec converted Insightec's convertible notes into Insightec's preferred shares. As a result of the conversion, we recorded a gain of NIS 14.6 million, reflecting the change in our shareholding in Insightec.

As of January 1, 2010, a new accounting principal entered into effect according to which a change in the shareholding of a subsidiary as a result of a sale of shares by us which does not cause a change in control in the subsidiary will not be charged to the profit and loss account but rather will be directly attributable to shareholder equity. Accordingly, the sale of PC shares in 2010 by us described below, did not affected our profit and loss accounts.

(IV)	Revenues from shopping and entertainment centers increased to NIS 103 million ($29 million) in 2009 compared to NIS 85 million in 2009. This revenue is derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 4 million ($1 million) in 2010 compared to no such revenue in 2009. The revenues generated in 2010 was attributable to the sale of a plot of land in the Czech republic; and

(ii)
Revenues from the operation of shopping and entertainment centers in the amount of NIS 99 million ($28 million) in 2010 compared to NIS 85 million in 2009. The revenues in 2010 are attributable mainly to the operation of four shopping and entertainment centers in 2010 as compared to two in 2009.

(V)
Gain from fair value adjustment of investment property amounted to NIS 40 million ($11 million) in 2010 compared to NIS 3 million in 2009. The gain in 2010 represents the revaluation of EDT's assets since its acquisition in June 2010.

(VI)
Revenues from investment property rental income amounted to NIS 122 million ($24 million) in 2010 compared to no such revenues in 2009. The gain attributable to the operation of EDT in the second half of 2010.

(VII)
Revenues from hotel operations and management increased to NIS 404 million ($114 million) in 2010 compared to NIS 397 million in 2009. This increase is mainly attributable to the improvement in revenues from our hotels in the united kingdom, Belgium, Romania and our new hotel in Schiphol, Holland, and is offset by the devaluation of the euro and the British pound (the functional currencies in which our hotels operate) against the NIS during 2010.

(VIII)
Revenues from the sale of medical systems decreased to NIS 34 million ($9 million) in 2010 compared to NIS 62 million in 2009. This decrease is mainly attributable to the number of systems sold in 2010 compared to 2009.

(IX)	Revenues from the sale of fashion retail increased to NIS 175 million ($49 million) in 2010 compared to NIS 118 million in 2009. The increase is mainly attributable to:

(i)	the opening of the four new gap store in 2010 as compared to one store opened at the end of 2009;

(ii)	increase in sales of Mango’s existing stores during 2010 as compared to 2009.

Expenses and Losses

Our expenses and losses amounted to NIS 1,400 million ($394 million) in 2010 compared to NIS 1,400 million in 2009. Set forth below is an analysis of our expenses and losses:

(I)	expenses of commercial centers decreased to NIS 157 million ($44 million) in 2010 compared to NIS 169 million in 2009. This decrease is attributable to:

(i)
An increase to NIS 5 million ($1.4 million) in cost of trading property sold in 2010 as compared to NIS 2 million in 2009. Such increase in 2010 is attributable to the sale of a plot of land in the Czech republic as compared to no sales of commercial centers in 2009;

(ii)
A decrease of NIS 2 million in the direct costs from operation mainly attributable to a decrease of 9.4% of the average exchange rate of the euro against the NIS; offset by an increase in the direct cost expenses (measured in euro) from operation of four commercial centers in 2010 as compared to two in 2009; and

(iii)
A decrease in other expenses in the amount of NIS 13 million, of which NIS 15 million is attributable mainly to a decrease in  general and administrative expenses attributable to the commercial centers operations as a result of the economic environment in the market; offset by an increase in the marketing expenses related with the opening of two new commercial centers in 2010.

(II)
cost of hotel operations and management decreased to NIS 341 million ($96 million) in 2010 compared to NIS 353 million in 2009. This decrease is mainly attributable to the devaluation of the euro and the British pound against the NIS.

(III)	cost of investment property expenses was NIS 51 million ($14 million) in 2010 compared no such cost in 2009. These costs resulted from EDT's activity in the second half of 2010 as mentioned above.

(IV)
cost and expenses of medical systems decreased to NIS 64 million ($18 million) in 2010 compared to NIS 67 million in 2009. This decrease is mainly attributable to a decrease in sales of "exablate" systems as mentioned above.

(V)
cost of fashion merchandise increased to NIS 198 million ($56 million) in 2010 compared to NIS 134 million in 2009. The increase is mainly attributable to the increase in operation related with the opening of four gap stores in 2010.

(VI)
research and development expenses decreased to NIS 58 million ($16 million) in 2010 compared to NIS 74 million in 2009. This decrease is attributable to grants from the Israeli office of the chief scientist in the amount of NIS 7.6 million  in 2010.

(VII)	general and administrative expenses decreased to NIS 65 million ($18 million) in 2010 compared to NIS 66 million in 2009.

(VIII)	financial expenses increased to NIS 364 million ($102 million) in 2010 compared to NIS 284 million in 2009. Such increase is attributable mainly to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli consumer price index) amounted to NIS 465 million in 2010 compared to NIS 430 million in 2009. From these amounts we have capitalized financial costs to our real estate under construction and development in the amount of NIS 164 million and NIS 155 million in 2010 and 2009, respectively. Such increase is attributable to:

An increase of NIS 55 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2010; offset by a 2.28% decrease in the Israeli consumer price index, to which our notes are linked, in 2010, compared to a 3.82% increase in 2009, which resulted in a decrease of NIS 20 million; and an increase in capitalized financial costs in the amount of NIS 9 million;

(ii)
we recorded a loss from exchange rate differences in respect of our borrowings in the amount of NIS 55 million in 2010 compared to NIS 2 million in 2009. Such increase in the amount of NIS 53 is attributable mainly to an exchange expenses recorded on PC's NIS debentures listed on the TASE, while PC's functional currency is euro.

(iii)	other financial expenses increased to NIS 8 million in 2010 compared to NIS 7 million in 2009.

(IX)	financial income decreased to NIS 41 million ($11.5 million) in 2010 compared to NIS 93 million in 2009. Such decrease is attributable mainly to the following:

(i)
A decrease of NIS 26 million related to interest income from bank deposits from NIS 85 million in 2009 to NIS 59 million in 2010. Such decrease is attributable mainly to a decrease in deposits, financial structures and cash balances; and

(ii)
We recorded a loss from exchange rate differences of NIS 18 million in 2010 compared to a gain from exchange rate differences of NIS 7 million in 2009. The loss in 2010 is mainly attributable to our deposits in euro and U.S. dollars which decreased as a result of the devaluation of the euro and the U.S. dollar against the NIS. The gain in 2009 is mainly attributable to exchange differences from PC's deposits in different currencies other than the euro, the functional currency of PC (such as the polish zloty, Czech koruna and the U.S. dollar).

(X)
loss from changes in fair value of financial instruments decreased to NIS 50 million ($14 million) in 2010 compared to loss of NIS 71 million in 2009. This decrease is mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 256 million ($72 million) in 2010 compared to a loss of NIS 240 million in 2009;

(ii)	Profit from change in fair value of swap transactions executed by PC in respect of its notes amounted to NIS 168 million ($47 million) in 2010 compared to NIS 73 million in 2009;

(iii)	Loss from change in fair value of embedded derivatives related to our hotel segment was NIS 4 million ($1 million) in 2010 compared to profit of NIS 17 million in 2009; and

(iv)	Profit from marketable securities amounted to NIS 19 million ($ 5.3 million) in 2010 compared to a profit of NIS 53 million in 2009.

(XI)	impairment, charges and other expenses, net, totaled NIS 85 million ($24 million) in 2010 compared to NIS 260 million in 2009. The expenses in 2010 mainly include the following:

(i)
Impairment of PC trading property in the amount of NIS 44 million ($12.3 million) which was affected by the real estate market conditions in eastern europe which was expressed by an increase in the sales yields and the expectations for decreases in rental income;

(ii)	Trading registration expenses in the amount of NIS 10 million ($2.8 million) related to our publicly traded subsidiary, Elbit Medical, on the tel aviv stock exchange;

(iii)
Expenses in the amount of NIS 9 million ($2.5 million) related to deferred expense charged to the profit and loss in respect of  our diary and farm activity in India as well as with our retail activity in Israel; and

(iv)	Initiation expenses related to our activities in India in the amount of NIS 41 million ($11.5 million).

Offset by:

(i)	Gain in the amount of NIS 8 million ($2.2 million) in connection with purchase of loans from third party as part of the EDT' transaction; and

(ii)	Reverse of impairment expenses recorded in previous years related to our hotel in Belgium in the amount of NIS 14 million ($4 million).

As a result of the foregoing factors, we incurred income before income tax in the total amount of NIS 74 million ($21 million) in 2010 compared to a loss of NIS 703 million in 2009.

Income taxes totaled NIS 5 million ($1.4 million) in 2010 compared to tax benefits of NIS 36 million in 2009.

The above resulted in income from continuing operations totaling NIS 69 million ($19 million) in 2010 compared to NIS 668 million in 2009.

Profit from discontinued operations, net, totaled NIS 4 million ($1.2 million) in 2010 compared to profit of NIS 17 million in 2009. Our discontinued operations consist mainly of medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations].

The above resulted in profits of NIS 74 million ($21 million) in 2010, of which NIS 62 million ($17 million) is attributable to our equity holders and NIS 12 million ($3 million) is attributable to the minority interest. The loss in 2009 includes NIS 531 million attributable to our equity holders and NIS 120 million attributable to the minority interest.

2009 compared to 2008

Revenues and Gains

Total revenues and gains decreased to NIS 697 million in 2009 compared to NIS 1,098 million in 2008. Set forth below is an analysis of our revenues and gains:

(I)	revenues from shopping and entertainment centers decreased to NIS 85 million in 2009 compared to NIS 524 million in 2008. This revenue is derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 439 million in 2008 compared to no such revenue in 2009. The revenues generated in 2008 were attributable to the sale of the Plzen Plaza commercial center in the Czech republic in July 2008 and a price adjustment in respect of the sale of the arena plaza in Hungary which was sold at the end of 2007; and

(ii)
Revenues from the operations of shopping and entertainment centers in the amount of NIS 85 million in 2009 compared to NIS 85 million in 2008. The revenues in 2009 are attributable mainly to the operation of the Riga Plaza commercial center in Latvia and the Liberec Plaza commercial center in the Czech republic as compared mainly to the operations of the Plzen Plaza commercial center in the Czech republic in the first half of 2008.

(II)	revenues from hotels' operations and management increased to NIS 397 million in 2009 compared to NIS 384 million in 2008.

This increase is attributable to: (i) an increase in the revenues from the Radisson Blu Bucharest hotel in Romania which was partially opened in the second half of 2008 and was fully operational in 2009, offset by; (ii) a decrease in the revenues from all other hotels as a result of the global economic slowdown, which mainly affected the revenues for the first half of 2009; and  (iii) a devaluation of the average rate of the great British pound (our UK hotels’ functional currency) against the NIS (our reporting currency).

(III)
revenues from the sale of medical systems increased to NIS 62 million in 2009 compared to NIS 38 million in 2008. This increase is mainly attributable to an increase in the number of "exablate" systems sold in 2009 to 14 systems as compared to 10 systems sold in 2008.

(IV)	changes in our shareholdings in our subsidiaries in 2009 amounted to a gain of NIS 31 million compared to NIS 49 million in 2008. The gain is attributable to the following transactions:

(i)
in the end of 2008 and the beginning of 2009, we and PC purchased PC's shares from PC’s minority shareholders. As result of these transactions, we recorded in 2008 and 2009 gains from the increase in shareholding of PC in the amount of NIS 49.1 million and NIS 63.6 million, respectively. In the fourth quarter of 2009, we and PC sold the shares and as a result we recorded a loss of NIS 44 million, which offset part of the gain we recorded in the beginning of 2009.  The total overall gain we generated from the purchase and sale of the PC shares in 2008 and 2009 amounted to NIS 69 million; and

(ii)
in March 2009, we and the minority shareholders of Insightec converted Insightec's convertible notes into Insightec's preferred shares. As a result of the conversion, we recorded a gain of NIS 14.6 million, reflecting the change in our shareholding in Insightec.

(V)	revenues from the sale of fashion retail increased to NIS 118 million in 2009 compared to NIS 103 million in 2008. The increase is mainly attributable to:

(i)	the opening of the first gap store in Israel;

(ii)	the full operation in 2009 of eight Mango stores which opened during 2008 as compared to only partial operation in 2008;

(iii)	(i) and (ii) above were offset by the decrease in sales of Mango’s existing stores during 2009, as compared to 2008.

Expenses and Losses

Our expenses and losses increased to NIS 1,400 million in 2009 compared to NIS 1,102 million in 2008. Set forth below is an analysis of our expenses and losses:

(I)	expenses of commercial centers decreased to NIS 169 million in 2009 compared to NIS 433 million in 2008. This decrease is attributable to:

(i)
In 2009 there was a decrease of NIS 2 million in cost of trading property sold compared to NIS 233 million in 2008. Such costs in 2008 are attributable to the sale of one commercial center (Plzen Plaza in the Czech republic) as compared to no sales of commercial centers in 2009; and

(ii)
A decrease in other operating expenses in respect of our commercial centers to NIS 167 million in 2009 from NIS 200 million in 2008. This decrease is mainly attributable to: (i) a decrease of NIS 20 million in share-based payment expenses in respect of PC's options plan adopted at the end of October 2006 mainly due to the cost recorded in 2008 as a result of re-pricing of options in PC; (ii) a decrease in employee and management salaries in the amount of NIS 8 million; (iii) a decrease in other expenses in the amount of NIS 16 million, of which NIS 15 million is attributable to the write off of deferred initiation expenses accrued in real estate projects in previous years for which PC has decided to cease its investment at the end of 2008.  The decrease is offset by an increase of NIS 12 million in the direct costs related to the operation of two commercial centers in 2009 as compared to one in 2008.

(II)
cost of hotel operations and management decreased to NIS 353 million in 2009 compared to NIS 355 million in 2008. This decrease is attributable mainly to pre-opening expenses related to the opening of the Radisson Blu Bucharest hotel in Romania at the end of 2008 as compared to no new openings in 2009, and was offset by a full operation of Radisson Blu Bucharest hotel in 2009 compared to partial operation in 2008.

(III)
cost and expenses of medical systems increased to NIS 67 million in 2009 compared to NIS 55 million in 2008. This increase is mainly attributable to (i) an increase in sales of "exablate" systems in 2009 to 14 systems sold in 2009 as compared to 10 systems sold in 2008, with an equivalent increase in Insightec's direct costs relating to the sale of the systems; and (ii) an increase in general and administrative expenses and sale and marketing expenses mainly as a result of stock based compensation expenses recorded as a result of re-pricing of options in Insightec.

(IV)
Cost of fashion merchandise increased to NIS 134 million in 2009 compared to NIS 118 million in 2008. The increase is mainly attributable to: (i) expenses related to the opening of the first gap store in Israel; and (ii) the full operation in 2009 of eight Mango stores which opened during 2008, as compared to only partial operation in 2008.

(V)	Research and development expenses decreased to NIS 74 million in 2009 compared to NIS 69 million in 2008. These expenses are attributable to Insightec’s research and development activity.

(VI)
General and administrative expenses increased to NIS 66 million in 2009 compared to NIS 55 million in 2008. The increase is attributable mainly to: (i) an increase in stock based compensation expenses in the amount of NIS 3 million (ii) reverse in 2008 of bonuses provisions accrued in 2007 to our directors in the amount of NIS 8 million and an increase in other expenses of NIS 5 million; offset by (iii) reduction in salaries in the amount of NIS 5 million.

(VII)	financial expenses decreased to NIS 284 million in 2009 compared to NIS 297 million in 2008. Such decrease is attributable to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli consumer price index) amounted to NIS 430 million in 2009 compared to NIS 445 million in 2008. From these amounts we have capitalized financial costs to our real estate under construction and development in the amount of NIS 155 million and NIS 192 million in 2009 and 2008, respectively. Accordingly, the net financial expenses in respect of our borrowings which were recorded in our consolidated income statements amounted to NIS 275 million in 2009 compared to NIS 253 million in 2008. Such increase is attributable to (i) a decrease in capitalized financial costs in the amount of NIS 37 million; offset by; (ii) a 3.8% increase in the Israeli consumer price index, to which our notes are linked, in 2009 compared to a 4.51% increase in 2008, which resulted in a decrease of NIS 8 million; and (iii) a decrease of NIS 7 million in interest expenses as a result of a decrease in the interest rates on our loans.

(ii)
We recorded a loss from exchange rate differences in respect of our borrowings in the amount of NIS 2 million in 2009 compared to NIS 26 million in 2008. Such decrease is attributable mainly to a decrease in the devaluation of the Romanian lei (the functional currency of our hotel in Romania) against the euro and the U.S. dollar (the linkage currency of the bank loans provided to our subsidiaries in Romania); and

(iii)	Other financial expenses decreased to NIS 7 million in 2009 compared to NIS 15 million in 2008.

(VIII)	Financial income decreased to NIS 93 million in 2009 compared to NIS 135 million in 2008. Such decrease is attributable to the following:

(i)
A decrease of NIS 59 million related to interest income from bank deposits from NIS 145 million in 2008 to NIS 86 million in 2009. Such decrease is attributable mainly to a decrease in our cash balances and to the decrease in the interest rate on such cash balances; and

(ii)
We recorded a gain from exchange rate differences of NIS 7 million in 2009 compared to a loss from exchange rate differences of NIS 9 million in 2008. The gain in 2009 is mainly attributable to exchange differences from PC's deposits in different currencies than the euro, the functional currency of PC (such as the polish zloty, Czech koruna and U.S. dollar). The losses from exchange rate differences in 2008 are attributable mainly to a decrease in our cash and deposits linked to the U.S. dollar as a result of a devaluation of the NIS against the U.S. dollar.

(IX)	loss from change in fair value of financial instruments increased to NIS 71 million in 2009 compared to income of NIS 225 million in 2008. This increase is mainly attributable to the following:

(i)
Loss from change in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 240 million in 2009 compared to a gain of NIS 170 million in 2008;

(ii)	Profit from change in fair value of swap transactions executed by PC in respect of its notes amounted to NIS 73 million in 2009 compared to NIS 96 million in 2008;

(iii)	Profit from change in fair value of embedded derivatives related to our hotel segment was NIS 17 million in 2009 compared to NIS 3 million in 2008; and

(iv)	Profit from marketable securities amounted to NIS 79 million in 2009 compared to a loss of NIS 43 million in 2008.

(X)	Other expenses, net, totaled NIS 260 million in 2009 compared to NIS 69 million in 2008. Our other expenses in 2009 mainly include the following:

(i)
Impairment of PC trading property in the amount of NIS 216 million which was affected by the real estate market conditions in eastern Europe which was expressed by an increase in the sales yields and the expectations for decreases in rental income;

(ii)	Impairment loss in the amount of NIS 16 million attributable to property, plant and equipment (mainly hotels and other property); and

(iii)	Initiation expenses related to our activities in India in the amount of NIS 30 million.

As a result of the foregoing factors, we incurred loss before income tax in the total amount of NIS 703 million in 2009 compared to a loss of NIS 3 million in 2008.

Tax benefits, attributable mainly to PC's notes, totaled NIS 36 million in 2009 compared to income taxes of NIS 25 million in 2008.

The above resulted in losses from continuing operations totaling NIS 667 million  in 2009 compared to NIS 29 million in 2008.

Profit from discontinued operations, net, totaled NIS 17 million in 2009 compared to NIS 5 million in 2008. Our discontinued operations consist mainly of medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

The above resulted in losses of NIS 651 million  in 2009, of which NIS 531 million  is attributable to our equity holders and NIS 120 million  is attributable to the minority interest. The loss in 2008 includes NIS 104 million attributable to our equity holders and income of NIS 80 million attributable to the minority interest.